Income Trust (VIN)


         An Annual Meeting of Shareholders of the Fund was held on June 21, 2000, where shareholders voted on the election of trustees and the ratification of Deloitte & Touche LLP as the independent public accountants. With regards to the election of Theodore A. Myers as elected trustee by the common shareholders of the Fund 12,865,501 shares voted in his favor and 221,494 shares withheld. With regards to the election of Richard F. Powers III as elected trustee by the shareholders of the Fund 12,879,543 shares voted in his favor and 207,452 shares withheld. With regards to the election of Hugo F. Sonnenschein as elected trustee by the shareholders of the Fund 12,872,843 shares voted in his favor and 214,152 shares withheld. The other trustees whose terms did not expire in 2000 were: David C. Arch, Howard J Kerr, Rod Dammeyer, and Wayne W. Whalen. With regards to the ratification of Deloitte & Touche LLP as the independent public accountants for the Fund 12,905,339 shares voted in favor of the proposal, 52,536 shares voted against and 128,103 shares abstained.